Exhibit 23.1



            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
FairPoint Communications, Inc.:

We consent to the use of our report dated March 12, 2004, except as to Note 19, which is as of January 28, 2005, with respect to the consolidated balance sheets of FairPoint Communications, Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity (deficit), comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2003, incorporated herein by reference. Our report refers to the Company's adoption of Statement of Financial Accounting Standards (SFAS) No. 142 "Goodwill and Other Intangible Assets," as of January 1, 2002 and to the Company's adoption of SFAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" effective July 1, 2003.

 /s/ KPMG LLP

Omaha, Nebraska
February 14, 2005